File No. 70-10117


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                AMENDMENT NO. 3 (POST-EFFECTIVE AMENDMENT NO. 2)
                                       TO
                                    FORM U-1

                           APPLICATION OR DECLARATION
                                      under
                 The Public Utility Holding Company Act of 1935

                               GULF POWER COMPANY
                                One Energy Place
                            Pensacola, Florida 32520

               (Name of company or companies filing this statement
                  and addresses of principal executive offices)

                              THE SOUTHERN COMPANY

 (Name of top registered holding company parent of each applicant or declarant)

                                Susan D. Ritenour
                             Secretary and Treasurer
                               Gulf Power Company
                                One Energy Place
                            Pensacola, Florida 32520
                     (Name and address of agent for service)

The Commission is requested to mail signed copies of all orders, notices and communications to the above agent for service and to:


       Thomas A. Fanning                            Melissa K. Caen, Esq.
Executive Vice President, Chief                     Troutman Sanders LLP
Financial Officer and Treasurer                  600 Peachtree Street, N.E.
     The Southern Company                                Suite 5200
  270 Peachtree Street, N.W.                     Atlanta, Georgia 30308-2216
    Atlanta, Georgia 30303



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     Gulf Power Company hereby amends its Application or Declaration on Form U-1 in File No. 70-10117 by restating Item 2 and Item 3 as follows:


Item 2.  Fees, Commissions and Expenses.

     The fees and expenses in connection with the proposed transactions (other than underwriting discounts and commissions) are estimated not to exceed $2,000,000. The prospectus supplement or offering circular relating to each offering will reflect the actual expenses based upon the amount of the related offering.

Item 3.  Applicable Statutory Provisions.

     Gulf considers that Sections 6(a), 7 and 12(c) of the Act and Rules 23, 42, 53 and 54 thereunder are applicable to the proposed transactions. The proposed transactions will be carried out in accordance with the procedure specified in Rule 23 and pursuant to an order of the Commission with respect thereto.

     Rule 53 Analysis. The proposed transactions are subject to Rule 54, which provides that, in determining whether to approve the issue or sale of a security for purposes of financing the acquisition of an EWG or FUCO as those terms are defined in sections 32 and 33, respectively, of the Act, the Commission shall not make certain adverse findings if the conditions set forth in Rule 53(a)(1) through (a)(4) are met, and are not otherwise made inapplicable by reason of the existence of any of the circumstances described in Rule 53(b).

     Southern currently meets all of the conditions of Rule 53(a). At June 3, 2005, Southern's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $286 million, or about 4.85% of Southern's


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"consolidated retained earnings," also as defined in Rule 53(a)(1), as of June
30, 2005 ($5.907 billion).(1)

     With respect to Rule 53(a)(1), however, the Commission has determined that Southern's financing of investments in EWGs and FUCOs in an amount greater than the amount that would otherwise be allowed by Rule 53(a)(1) would not have either of the adverse effects set forth in Rule 53(c). See The Southern Company, Holding Company Act Release No. 26501, dated April 1, 1996 (the "Rule 53(c) Order"); and Holding Company Act Release No. 26646, dated January 15, 1997 (order denying request for reconsideration and motion to stay). The Rule 53(c) Order allows Southern to invest 100% of its consolidated retained earnings in EWGs and FUCOs.

     In addition, Southern has complied and will continue to comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of operating company personnel to render services to EWGs and FUCOs and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail rate regulatory commissions. Further, none of the circumstances described in Rule 53(b) has occurred. Finally, Rule 53(c) is, by its terms, inapplicable since the requirements of paragraphs 53(a) and 53(b) are satisfied.

----------------------

(1) Although Southern owns all of the equity in four indirect subsidiaries (EPZ Lease, Inc., Dutch Gas Lease, Inc., GAMOG Lease, Inc. and NUON Lease, Inc.), Southern has no direct or indirect investment or any aggregate investment within the meaning of Rule 53 in these FUCOs, including any direct or indirect guarantees or credit positions related to any capital or financing leases. (See Southern's application on Form U-1, File No. 70-9727, for further information.) Southern has executed limited keep-well commitments whereby Southern would be required to make capital contributions to SE Finance Capital Corp. II, SE Finance Capital Corp. or SE Finance Company, Inc. in the event of a shortfall in the scheduled debt service resulting from certain changes in the payments due from Southern under the Southern Company Income Tax Allocation Agreement. The maximum potential capital contribution required under these commitments is the unamortized balance of the related loans, which totaled approximately $410 million as of June 30, 2005.

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                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this amendment to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: September 30, 2005                     GULF POWER COMPANY



                                              By:     /s/Wayne Boston
                                                 -------------------------
                                                       Wayne Boston
                                                    Assistant Secretary



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